

Patrick Moyal · 3rd

Navisyo Inc

Hollywood, Florida, United States · Contact info

500+ connections

Navisyo

Barry University

Experience

Chief Financial Officer
Navisyo · Full-time
Dec 2021 – Present · 1 mo
Miami Beach, Florida, United States

After having recently sold a successful accounting firm, in South Florida, with 40+ years experience in the financial world, Patrick is now full time with Navisyo. His mission is to help steer the company towards a successful IPO.

PRESIDENT
MOYAL ACCOUNTING SERVICES INC
Jan 1984 – Dec 2020 · 37 yrs
Pembroke Pines, Florida, United States

Senior Accountant
Cafpi USA
Jan 2011 – Nov 2017 · 6 yrs 11 mos
Coral Spings Fl

Cost Accounting Manager
Belcher Oil Co · Full-time
Jan 1973 – Feb 1983 · 10 yrs 2 mos
Miami Beach, Florida, United States

Sales AUDITOR assistant SUPERVISOR
Richard DEPT stores
1970 – 1972 · 2 yrs
downtown Miami

My first serious job in the US
Directly under the comptroller

Education

Barry University
1979 – 1983